BABSON CAPITAL FUNDS TRUST

Amendment to Bylaws

WHEREAS, ARTICLE 13, Section 13.1 the Bylaws (the “Bylaws”) of Babson Capital Funds Trust (the “Trust”) permits the Board of Trustees of the Trust (the “Trustees”) to amend or repeal, in whole or in part, the Bylaws;

WHEREAS, the Trustees desire to amend the Bylaws to add three new articles that (i) set forth the choice of law (ARTICLE 14), (ii) establish the forum for adjudication of disputes (ARTICLE 15), and (iii) define and distinguish direct and derivative shareholder claims (ARTICLE 16);

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1. The following shall be added as ARTICLE 14, Section 14.1:

14.1 Choice of Law. The laws of The Commonwealth of Massachusetts shall govern the validity, interpretation, construction and effect of these By-Laws and the operations of the Trust, and, absent a provision to the contrary therein, any contract with the Trust.

2. The following shall be added as ARTICLE 15, Section 15.1:

15.1 Forum for Adjudication of Disputes. Unless the Trust consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Trust, (ii) any action asserting a claim of breach of a fiduciary duty owed by any trustee, officer or other employee of the Trust to the Trust or the Trust’s shareholders, (iii) any action arising under or to interpret, apply, enforce or determine the validity of the Declaration of Trust or these by-laws or (v) any action asserting a claim governed by the internal affairs doctrine shall be the state or federal courts sitting within the City of Boston sitting in The Commonwealth of Massachusetts (each, a “Covered Action”). Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Trust shall be (i) deemed to have notice of and consented to the provisions of this Section 15.1, and (ii) deemed to have waived any argument relating to the inconvenience of the forums referenced above in connection with any action or proceeding described in this Section 15.1.

3. The following shall be added as ARTICLE 16, Section 16.1:

16.1 Claims. As used herein, a “direct” shareholder claim shall refer to (i) a claim based upon alleged violations of a shareholder’s individual rights independent of any harm to the Trust, including a shareholder’s voting rights under Article 13.1, rights to receive a dividend payment as may be declared from time to time, rights to inspect books and records, or other similar rights personal to the shareholder and independent of any harm to the Trust; and (ii) a claim for which a direct shareholder action is expressly provided under the U.S. federal securities laws. Any other claim asserted by a shareholder, including without limitation any claims purporting to be brought on behalf of the Trust or involving any alleged harm to the Trust, shall be considered a “derivative” claim as used herein.

a. Derivative Claims. No shareholder shall have the right to bring or maintain any court action or other proceeding asserting a derivative claim or any claim asserted on behalf of the Trust or involving any alleged harm to the Trust without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees, unless the shareholder makes a specific showing that irreparable nonmonetary injury to the Trust would otherwise result. Such demand shall be mailed to the Secretary of the Trust at the Trust’s principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the shareholder to support the allegations made in the demand. The Trustees shall consider such demand within 90 days of its receipt by the Trust. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Trust, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be binding upon the shareholders.

b. Direct Claims. No shareholder shall have the right to bring or maintain a court action or other proceeding asserting a direct claim against the Trust, the Trustees or officers predicated upon an express or implied right of action under the Declaration or U.S. federal securities laws (excepting direct shareholder actions expressly provided by U.S. federal securities laws), unless the shareholder has obtained authorization from the Trustees to bring the action. The requirement of authorization shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees. A request for authorization shall be mailed to the Secretary of the Trust at the Trust’s principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the shareholder to support the allegations made in the request. The Trustees shall consider such request within 90 days of its receipt by the Trust. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Trust. Any decision by the Trustees to settle or to authorize (or not to settle or to authorize) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be binding upon the shareholder seeking authorization.

This Amendment is effective as of October 26, 2015.